The following message is being posted for employees to see:




         REMEMBER TO VOTE YOUR PROXY!

A special meeting of stockholders is scheduled for December 12th. Shareholders will have the opportunity to consider and vote on two proposals. The Company is urging all employees, who are shareholders, to vote in favor of the plan to adopt a holding company structure. The plan's approval will provide Con Edison with the financial and regulatory flexibility needed to participate effectively in competitive markets while continuing to operate our regulated utility business.

If you are a stockholder and have not received your proxy materials or if you've misplaced them, please call Con Edison Investor Services at 1-800-522-5522.